 Exhibit 99.4
Notice of 2026 annual meeting of common shareholders and notice of availability of meeting materials
You are receiving this notice as a common shareholder of The Toronto-Dominion Bank.
Notice of meeting
When: Thursday, April 16, 2026 9:30 a.m. (Eastern time)
Where: In-Person Attendees: Design Exchange, TD Centre 234 Bay Street Toronto, Ontario, M5K 1B2
Virtual Attendees: At https://meetings.lumiconnect.com/ 400-292-959-377 Password: td2026 (case sensitive)
Meeting details and any changes to the format of our meeting will be made available in advance of the meeting at: www.td.com/annual-meeting/2026 and on SEDAR+ at www.sedarplus.ca.
Please be sure to check in from time to time.
It is very important that you read the circular carefully before voting your shares.
What the meeting is about
1	Receiving the financial statements for the year ended October 31, 2025, and the auditor’s report on the statements Page 3 of the circular
2	Electing directors Page 3 of the circular
3	Appointing the auditor Page 3 of the circular
4	Considering an advisory resolution on the approach to executive compensation disclosed in the circular Page 4 of the circular
5	Approving stock option plan amendments Page 5 of the circular
6	Considering certain shareholder proposals Page 6 of the circular
The meeting may also consider other business that properly comes before it.

Notice-and-access
As permitted by Canadian securities regulators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we are using notice-and-access to deliver our management proxy circular (circular) for our annual meeting to both registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders. This means that the circular and annual report (meeting materials) are being posted online for you to access, rather than being mailed out. This notice includes information on how to access the meeting materials online and how to request a paper copy. Notice-and-access helps reduce printing and postage costs and contributes to the protection of the environment by reducing paper and energy use.
You will find enclosed with this notice, a form of proxy or a voting instruction form that you can use to vote your shares (see “Voting” below).

Where you can access the meeting materials
TD’s Website www.td.com/annual-meeting/2026	SEDAR+ www.sedarplus.ca
TSX Trust Company www.meetingdocuments.com/TSXT/TD	EDGAR www.sec.gov/edgar.shtml
Shareholders are encouraged to vote well in advance of the proxy voting deadline of 9:30 a.m. (Eastern Time) on April 14, 2026.

Voting

Please note that you cannot vote by returning this notice.
There are several ways you can vote your shares before the meeting:
If you are a registered shareholder, you can vote online, by phone, by email (unless you hold your shares via the Direct Registration System in the U.S.), or by mail. Your transfer agent must receive your vote before 9:30 a.m. (Eastern time) on April 14, 2026.
If you are a non-registered shareholder, you can vote online, by phone, or by mail. Your intermediary must receive your voting instructions by 9:30 a.m. (Eastern time) on April 13, 2026, one business day before the proxy deposit deadline, which is April 14, 2026.
Please refer to the detailed instructions on the enclosed proxy or voting instruction form, or in the section of the circular entitled “How to Vote”, on how to vote using these methods.

You may also vote during the meeting (whether attending in person or online). Even if you plan on attending the meeting, you are encouraged to vote in advance in the event you can no longer attend. You may still recast your vote at the meeting.
If you wish to attend and vote online at the meeting, there are additional steps you must take. Please follow the instructions in the section of the circular entitled “How to Vote”.
QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT:
North America Toll Free & Text Message: 1-877-452-7184
Calls & Text Messages Outside North America: 416-304-0211
Email: assistance@laurelhill.com

How to request a paper copy of the meeting materials
Upon request, we will provide a paper copy of the meeting materials, to any shareholder, free of charge, for a period of one year from the date the circular was filed on SEDAR+. Here is how you can request a paper copy.

Before the Meeting
At www.meetingdocuments.com/tsxt/td/
or call 1-888-433-6443 (toll free in Canada and the United States)
Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.
After the Meeting Call 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801

If your request is made before April 16, 2026 (the date of the meeting), the meeting materials will be sent to you within three business days of receipt of your request. If the request is made on or after April 16, 2026, the meeting materials will be sent to you within ten calendar days of receiving your request.
To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we encourage you to submit your request as early as possible. While we cannot guarantee mailing timelines, we recommend that your request be submitted no later than
4:45 p.m. (Eastern time) on April 7, 2026 (this factors the three business day period for processing requests as well as typical mailing times).

If you have any questions regarding this notice, notice-and-access or the meeting, please call 1-888-433-6443 (toll free in Canada and the United States).
Shareholders are encouraged to vote well in advance of the proxy voting deadline of 9:30 a.m. (Eastern Time) on April 14, 2026.